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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                           CASELLA WASTE SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    14744810
                                 (CUSIP Number)

           Kenneth S. Bring              With a copy to:
           Berkshire Partners LLC        David C. Chapin, Esq.
           One Boston Place              Ropes & Gray
           33rd Floor                    One International Place
           Boston, Massachusetts 02108   Boston, Massachusetts 02110
           (617) 227-0050                (617) 951-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 13, 2007
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 14744810                                                   Page 2 of 4


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Berkshire Fund V, Limited Partnership
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
NUMBER OF      8.   SHARED VOTING POWER
SHARES
BENEFICIALLY        0
OWNED BY       -----------------------------------------------------------------
EACH           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              0
WITH           -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

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CUSIP No. 14744810                                                   Page 3 of 4


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Berkshire Investors LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
NUMBER OF      8.   SHARED VOTING POWER
SHARES
BENEFICIALLY        0
OWNED BY       -----------------------------------------------------------------
EACH           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              0
WITH           -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

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CUSIP No. 14744810                                                   Page 4 of 4


Except as set forth below, all previously reported Items are unchanged.

Item 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following immediately before the final paragraph thereof:

     On August 13, 2007, the Issuer redeemed all of the outstanding shares of its Series A Convertible Redeemable Preferred Stock ("Series A Preferred Stock"), pursuant to the mandatory redemption requirements set forth in the Certificate of Designation for the Series A Preferred Stock. An aggregate of 52,750 shares of Series A Preferred Stock, which were issued on August 11, 2000 to the Reporting Persons, were redeemed at an aggregate redemption price of approximately $74.7 million. Fund V held 47,955 shares of Series A Preferred Stock, which had a redemption price of approximately $67.9 million, and Berkshire Investors held 4,795 shares of Series A Preferred Stock which had a redemption price of approximately $6.8 million.

     On October 2, 2007, the Reporting Persons sold an aggregate of 459,300 shares of Common Stock of the Issuer in a block sale (the "Liquidation"), which represents all of the shares of Common Stock of the Issuer owned by each respective Reporting Person . The number of shares sold by each Seller is as follows: Fund V - 417,545 shares and Berkshire Investors - 41,755 shares.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

     (a) Upon the Liquidation, the Reporting Persons collectively no longer own any shares of the Issuer.

     (b) Upon the Liquidation, Fund V and Berkshire Investors no longer have any voting or dispositive powers with respect to the Common Stock of the Issuer, nor does Fifth Berkshire.

     (c) Other than the redemption of the Series A Preferred Stock and the Liquidation as described herein, the Reporting Persons have not engaged in any transactions in the Common Stock within the past 60 days.

     (d) Not applicable.

     (e) As of August 13, 2007, the Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock.

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 6, 2007                 BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                        By: Fifth Berkshire Associates LLC,
                                            its General Partner


                                        By: /s/ D. Randolph Peeler
                                            ------------------------------------
                                        Name: D. Randolph Peeler
                                        Title: Managing Director


                                        BERKSHIRE INVESTORS LLC


                                        By: /s/ D. Randolph Peeler
                                            ------------------------------------
                                        Name: D. Randolph Peeler
                                        Title: Managing Director